Exhibit 2.1

AMENDMENT NO. 1

TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT No. 1 (this “Amendment”) to the Agreement and Plan of Merger, dated as of November 23, 2010 (the “Agreement”), by and among Chinos Holdings, Inc., Chinos Acquisition Corporation and J. Crew Group, Inc., is entered into as of January 18, 2011.

WHEREAS, the parties hereto wish to amend the Agreement as hereinafter provided;

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Definitions; References. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement. References herein to “Sections” refer to Sections of the Agreement.

2.	Amendment of the Agreement.

a. General Amendments. Throughout the Agreement, the defined term “Company Stockholder Approval” shall be deleted in its entirety and replaced with the defined term “Company Stockholder Approvals” (mutatis mutandis with respect to the grammatical changes resulting from such term being plural), except for references to the defined term “Company Stockholder Approval” in Sections 3.3(d) and 8.12.

b. Amendment to Section 3.3(d). Section 3.3(d) shall be deleted in its entirety and replaced with the following: “(d) The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock at the Company Stockholders Meeting, or any adjournment or postponement thereof, in favor of the adoption of this Agreement (the “Company Stockholder Approval”) and the Unaffiliated Stockholder Approval are the only votes or approvals of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which are necessary to adopt this Agreement and approve the Transactions.

c. Amendment to Section 4.4. The first sentence of Section 4.4 shall be deleted in its entirety and replaced with the following: “Parent directly or indirectly owns beneficially, and is the direct or indirect record owner of, all of the outstanding capital stock of Merger Sub.”

d. Amendment to Section 5.2(a). The Reference to “January 15, 2011” in Section 5.2(a) shall be deleted in its entirety and replaced with “February 15, 2011”.

e. Amendment to Section 5.2(b). The Reference to “January 16, 2011” in Section 5.2(b) shall be deleted in its entirety and replaced with “February 16, 2011”.

f. Amendment to Section 5.2(e). The following shall be added to the end of Section 5.2(e): “Notwithstanding the foregoing, if (X) the Company receives any Takeover Proposal pursuant to which the stockholders of the Company would be entitled to receive consideration having a value of $45.50 or more, and (Y) the Board of Directors of the Company (acting upon recommendation of the Special Committee) determines, acting in good faith and after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal, then the rights and obligations of the parties pursuant to the immediately preceding clauses (1) through (4) of this Section 5.2(e) shall not apply. For the avoidance of doubt, nothing in this Section 5.2(e) shall prevent or preclude Parent from proposing to revise the terms of this Agreement or taking any actions relating thereto. In addition, and notwithstanding anything in this Agreement to the contrary, to the extent that (x) any Person submits, and does not subsequently withdraw, a Takeover Proposal that the Board of Directors of the Company (acting upon recommendation of the Special Committee) determines, acting in good faith and after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal, (y) the Takeover Proposal described in clause (x) above would entitle the stockholders of the Company to receive consideration having a value of between $44.00 and $45.49, and (z) such Takeover Proposal is not consummated as a result of the Company entering into an alternative acquisition agreement (whether pursuant to the rights and obligations of the parties in preceding clauses (1) through (4) or otherwise), then the Company will reimburse the Person making such Takeover Proposal for up to $3 million of documented and reasonable actual out-of-pocket expenses incurred by such Person in conducting diligence in connection with and presenting such Takeover Proposal (including documented and reasonable legal and financial advisory fees).”

g. Amendment to Section 5.3(b). The phrase “; provided, that the Company shall be under no obligation to mail the Proxy Statement to its stockholders prior to the No-Shop Period Start Date” shall be deleted in its entirety from the first sentence of Section 5.3(b).

h. Amendment to Section 6.1. Section 6.1 (but, for the avoidance of doubt, not subclauses (a), (b) or (c) of Section 6.1) shall be deleted in its entirety and replaced with the following: “6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or, except with respect to the Unaffiliated Stockholder Approval, waiver if permissible under applicable Law) on or prior to the Closing Date of the following conditions:”.

i. Amendment to Section 7.3(a). The second to last sentence of Section 7.3(a) shall be deleted in its entirety and replaced with the following: “As used herein, “Termination Fee” shall mean a cash amount equal to $20.0 million.”

j. Amendments and Additions to Section 8.12.

i.	The definition of “Excluded Party” in Section 8.12 shall be deleted in its entirety and replaced with the following: “Excluded Party” means any Person, group of Persons or group that includes any Person (so long as such Person, together with all other members of such group, if any, who were members of such group or another group that included such Person immediately prior to the No-Shop Period Start Date, represent at least 50% of the equity financing of such group at all times following the No-Shop Period Start Date and prior to the termination of this Agreement) from whom the Company or any of its Representatives has received, after the execution of this Agreement and prior to the No-Shop Period Start Date, a Takeover Proposal that the Special Committee determines, in good faith, prior to or as of the No-Shop Period Start Date and after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal; provided, that any such Person or group shall cease to be an “Excluded Party” at any time such Person or group ceases to be actively pursuing efforts to acquire the Company.

ii.	The following definition shall be added to Section 8.12: “Company Stockholder Approvals” means each of the Company Stockholder Approval and the Unaffiliated Stockholder Approval.”

iii.	The definition of “Marketing Period” in Section 8.12 shall be deleted in its entirety and replaced with the following: “Marketing Period” means the first period of 16 consecutive business days after the date of this Agreement beginning on the later of (a) the seventh business day following the date on which Parent shall have the Required Information the Company is required to provide pursuant to Section 5.5, and such Required Information is Compliant; provided, that if the Company shall in good faith reasonably believe it has provided the Required Information and such Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with clause (a) above unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information or that the Required Information is not Compliant and, within four business days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered or is not Compliant) and (b) the first day on which all conditions set forth in Section 6.1 and Section 6.2 (other than (x) the conditions set forth in Section 6.1(a) which need to be satisfied no later than five business days prior to the end of the Marketing Period and (y) those conditions that by their terms are to be satisfied at the Closing, which need only be satisfied at the Closing, as the case may be) have been satisfied and nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming Closing, as the case may be, were to be scheduled for any time during such 16 consecutive business day period. Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced (A) prior to the No-Shop Period Start Date, (B) prior to the mailing of the Proxy Statement or (C) if, on or prior to the completion of such 16 business day period, (x) the Company shall have publicly announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required, and the requirements in clauses (a) and (b) above would be satisfied on the first day, throughout and on the last day of during such new 16 business day period or (y) the Required Information would not be Compliant at any time during such 16 business day period, in which case a new 16 business day period shall commence upon Parent and its financing sources receiving updated Required Information that would be Compliant, and the requirements in clauses (a) and (b) above would be satisfied on the first day, throughout and on the last day of such new 16 business day period (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred). In addition, if the Marketing Period would end after the last day prior to the filing of the Company’s annual report on Form 10-K for the fiscal year ending January 29, 2011 on which the auditors would be willing to deliver comfort letters with negative assurance and before the day that the Company files such Form 10-K, then the Marketing Period will not begin prior to the filing of such Form 10-K.

iv.	The following definition shall be added to Section 8.12: “Unaffiliated Stockholder Approval” means the approval and adoption of this Agreement by the holders of a majority of the then-outstanding shares of Company Common Stock not owned, directly or indirectly, by Parent, Merger Sub, the Rollover Investors, any other officers and directors of the Company or any of their respective Affiliates or “associates” (as defined in Section 12b-2 of the Exchange Act).

k. Amendment to Section 8.14. The fifth sentence of Section 8.14(a) shall be deleted in its entirety and replaced with the following: “The words ‘date hereof’ when used in this Agreement shall refer to November 23, 2010.”

3.	Representations and Warranties. Each of the parties hereto represents and warrants to the other parties hereto that: (i) such party has all necessary corporate power and authority to execute and deliver this Amendment; (ii) the execution and delivery by such party of this Amendment has been duly authorized and approved by its board of directors (in the case of the Company, acting upon recommendation of the Special Committee) in accordance with Section 8.2, and no other corporate action on its part is necessary to authorize the execution and delivery by such party of this Amendment; and (iii) this Amendment has been duly executed and delivered by such party and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding obligation of such party, enforceable against its in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.	No Other Amendments. Except as expressly amended by this Amendment, the Agreement shall remain in full force and effect in accordance with its terms.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

CHINOS HOLDINGS, INC.,

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

CHINOS ACQUISITION CORPORATION

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

J. CREW GROUP, INC.,

By:	/s/ Josh S. Weston
Name: Josh S. Weston
Title: Chairman of the Special Committee of the Board of Directors

[AMENDMENT # 1 TO THE AGREEMENT AND PLAN OF MERGER]